Mail Stop 3561

April 24, 2009

David J. Vander Zanden, Chief Executive Officer
School Specialty, Inc.
W6316 Design Drive
Greenville, Wisconsin 54942

> **Re: School Specialty, Inc.**
> **Form 10-K for the Year Ended April 26, 2008**
> **Filed June 25, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed July 10, 2008**
> **Form 10-Q for the Period Ended January 24, 2009**
> **Filed February 27, 2009**
> **File No. 0-24385**

Dear Mr. Vander Zanden:

        We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply by providing us with your proposed disclosure. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

         Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended April 26, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and…, page 24

1. In future filings, please expand this section to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably

likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way. See Item 303 of Regulation S-K and SEC Release No. 33-8350. As examples only, please address the following:

- In the second paragraph of the subsection entitled "Background" on page 24, you state that you have grown in recent years through acquisitions and internal growth. Please discuss your future acquisition and internal growth plans, if any, whether you anticipate continuing to grow using these strategies, and the manner in which you will undertake these strategies going forward.

- In the second paragraph on page 25, you state that the sale of School Specialty Media business unit in fiscal 2007 reflects your "desire to focus investments and management's attention on those businesses that advance [your] long-term growth strategies." Please discuss in greater detail these long-term growth strategies and any additional steps you are taking to further the strategies.

- In the third paragraph on page 26, you state that the "current economic conditions" have caused consumers to "reduce discretionary consumer spending." Please discuss how the current economic conditions, including the recent downturn in the economy, contribute to your overall financial position and affect your operations now and in future periods and disclose the steps you are taking, if any, to deal with these conditions.

Fiscal 2008 Compared to Fiscal 2007, page 25

2. In this subsection, your Fiscal 2007 Compared to Fiscal 2006 subsection, and the similar subsections in your quarterly report on Form 10-Q for the period ended January 24, 2009, you discuss the changes in operation and cash flow amounts between the periods. However, the dollar amounts you disclose mostly repeat information that is available from the face of the financial statements. Therefore, in future filings, please expand this information to explain the reasons for period-to-period changes. In this regard, where you identify intermediate causes of changes in your operating results, please be sure to fully describe the reasons underlying these causes. Finally, where changes in items are caused by more than one factor, please quantify the effect of each factor on the change, if possible. See Item 303 of Regulation S-K and SEC Release No. 33-8350. As examples only, please address the following:

- In your Revenue subsection on page 26, you state that the decrease in the Essentials segment revenues was due to a reduction in school rebuilding activity in Louisiana, the elimination of an unproductive catalog, and the decision not to pursue low-margin bid business. Please discuss in greater detail the reasons underlying each of these causes of the decrease in the Essentials segment's revenue and quantify each reason's impact on the change, if possible.

- In the Selling and Administrative Expenses subsection on page 29, you that that the decrease in selling, general, and administrative expenses as a percent of revenue in the Specialty segment was primarily due to supply chain efficiencies, reduced catalog costs, and headcount reductions. Further, you state that the reduction in catalog costs was achieved through the optimization of the catalog circulation, which reduced the number of unproductive catalogs mailed, and the headcount reductions were primarily related to the integration of Delta Education, LLC. Please discuss in greater detail how you achieved greater supply chain efficiencies, optimized catalog circulation, and integrated Delta Education so as to reduce your headcount. Also, please quantify, if possible, the impact of the supply chain efficiencies, the optimization of the catalog circulation, and the headcount reductions on your period change decrease in the Specialty segment's in selling, general, and administrative expenses as a percent of revenue, if possible.

- In the first paragraph on page 22 of your quarterly report on Form 10-Q for the period ended January 24, 2009, you state that the Essentials segment's revenue increased in the nine months ended January 24, 2009 as compared to the nine months ended January 26, 2008 due to stronger furniture orders and the timing of key school building projects, and that this increase was offset by a decline in consumable orders. Please quantify each of these reasons for the period change, if possible, and discuss in greater detail the underlying causes of the stronger furniture orders, the timing of key school building projects, and the decline in consumable orders.

Index to Exhibits

Exhibit 4.2

3. We note that you have incorporated by reference into your annual report on Form 10-K, as Exhibit 4.2 to that annual report, the Amended & Restated Credit Agreement, dated as of February 1, 2006, which was filed as Exhibit 4.1 to your quarterly report on Form 10-Q for the period ended January 28, 2006 that was filed on March 9, 2006. The Table of Context to that Amended & Restated Credit Agreement appears to indicate that the agreement contains certain schedules and exhibits that you did not file with the Amended & Restated Credit Agreement or elsewhere. Please file the schedules and exhibits to the Amended & Restated Credit Agreement in your next periodic report or in a current report on Form 8-K, or tell us why it is not appropriate for you to file the schedules and exhibits to this

agreement. If you have filed these schedules and exhibits already, please tell us where they are located.

Definitive Proxy Statement on Schedule 14A

Related Party Transactions, page 9

4. We note your disclosure that, under its written charter, your audit committee is responsible for reviewing and approving all related party transactions with directors, executive officers, 5% shareholders, members of their families, and persons or entities affiliated with them. Please tell us whether this charter includes written policies and procedures regarding the evaluation and approval of transactions between you and related parties that are required to be disclosed under Section 404(a) of Regulation S-K. Also, in future filings, please revise your disclosure to describe your related party policies, whether they are written or not, so that you discuss specifically the manner in which the audit committee reviews, approves, or ratifies related party transactions based upon the specific facts and circumstances presented as required by Item 404(b) of Regulation S-K. The policy required by Item 404(b) should be specific to transactions subject to Item 404(a) of Regulation S-K.

Executive Compensation, page 10

Compensation Discussion and Analysis, page 10

5. We note your statements under the heading "Components" that your overall compensation is allocated among base salary, annual cash incentive awards, and long-term incentive awards "in a manner that is intended to create a balance between cash and non-cash compensation and between short-term and long-term incentives," and that your compensation allocation is "based largely upon market data regarding the compensation practices of comparable companies." Also, we note your discussion under the heading "Philosophy." In addition to these discussions, in future filings, please provide in greater detail how you determine the amount of each compensation element to pay and your policies for allocating between long-term and currently paid out compensation. See Item 402(b)(1)(v) and 402(b)(2)(i) of Regulation S-K. In this regard, please consider including a discussion of any of the remaining factors in Item 402(b)(2) of Regulation S-K that are necessary to provide investors material information to understand your compensation policies and decisions regarding the named executive officers.

Philosophy, page 10

6. We note that you determine the components of base pay, annual cash incentive awards, long-term equity incentive awards, and total compensation of each

officer's position against the median of the respective ranges based upon proprietary survey data obtained from Towers Perrin. In future filings, please provide greater detail regarding whether these determinations entail benchmarking or whether they entail the review or consideration of a broad-based third-party survey for a more general purpose than benchmarking compensation. See Question 118.05 in the Regulation S-K section of our Compliance and Disclosure Interpretations (July 3, 2008). If you engage in benchmarking in setting this amount, please identify the benchmark and its components, pursuant to Item 402(b)(2)(xiv). See Item 402(b)(1)(v) of Regulation S-K.

Independent Consultant, page 11

7. In future filings, please clarify whether your chief executive officer met with representatives of Towers Perrin regarding his compensation or the compensation of other named executive officers and identify the members of management with whom Towers Perrin works, if any. Also, please describe in greater detail the nature and scope of Towers Perrin's assignment and the material elements of the instructions or directions given to this consultant regarding the performance of its duties. See Item 407(e)(3)(ii) and (iii) of Regulation S-K and Question 118.06 in the Regulation S-K section of our Compliance and Disclosure Interpretations (July 3, 2008).

Base Salary, page 11

8. You state that your executives' base salaries are determined from information in the Towers Perrin's survey group and your "subjective assessment of several other factors," including each executive's "past performance record." Also, you state that "individual performance" is considered by you when evaluating an executive's proposed salary adjustments. Therefore, it is unclear whether the base salaries are established or adjusted by obtaining certain objective financial results or whether each executive's salary determination is completely subjective. If certain financial results are quantified to establish or adjust base salaries, in future filings, please specify these results. See Item 402 (b)(2)(v) of Regulation S-K. If financial results are not quantified, in future filings, please state.

9. Further, regardless of whether or not certain financial results are quantified, in future filings, please clarify the manner in which you use the metrics you discuss in this subsection, including experience, level of responsibility, and past performance, in determining your named executive officers' base salaries.

Annual Cash Incentive Bonus Plan, page 12

10. In the last paragraph of this subsection, you state that Thomas Slagle was awarded a $150,000 cash bonus "based on the successful attainment of the first quarter of

fiscal 2008 performance metrics detailed in [his] employment agreement." In future filings, please disclose those metrics and how his performance compared to those metrics.

Equity-Based Incentives, page 14

Non-Qualified Stock Options, page 14

11. You indicate that these incentives are awarded based on the recommendation of the compensation committee, which determines its recommendations by using the Towers Perrin executive compensation analysis. In future filings, please discuss in greater detail this executive compensation analysis and how the committee uses this analysis to make its recommendations.

Performance Based Non-Vested Stock Units (NSUs), page 15

12. You state that vesting of the performance based non-vested stock units "granted at the beginning of fiscal 2008 is contingent upon a cumulative three-year average EPS target." In future filings, please disclose this cumulative three-year average target EPS, as well as the threshold and maximum EPS, necessary for a payout of the shares you disclose in the table at the bottom of page 15.

*   *   *   *   *

Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

David J. Vander Zanden
School Specialty, Inc.
April 24, 2009
Page 7

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact John Fieldsend, Attorney-Adviser, at (202) 551-3343 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: C.J. Wauters, Esq.
        Godfrey & Kahn, S.C.
        Via Facsimile